Exhibit 1

Don’t Be Fooled By The Incumbent Directors TESSCO Needs Change •The incumbent directors of TESSCO have gone to great lengths to mischaracterize Mr. Barnhill’s efforts to save TESSCO as an attempt to take control of the Company. This is a false narrative! •Mr. Barnhill is retiring next year. He would like to leave behind a Board that is competent and capable of executing a real turnaround strategy that will reward all shareholders, of which Mr. Barnhill is the largest •During Mr. Barnhill’s tenure as CEO and after, not one of the targeted directors made any mention of their negative opinion of his performance. In fact, they were enthusiastically supportive of Mr. Barnhill. So what changed? •Let’s be clear, when Mr. Barnhill stepped down as CEO, TESSCO had cash on its balance sheet, no debt and paid a dividend to shareholders. As of today, the Company has borrowed over $25 million against its revolving credit line with no cash to show for it and has ceased paying a dividend •The current Board ignored Mr. Barnhill’s warnings about former CEO Murray Wright’s strategy of growing Public Carrier revenue at the expense of margin and now would have us believe that Mr. Barnhill, a single director, was responsible for the entire decline in TESSCO’s business •The Company is, in our view, living on borrowed time, and immediate action is needed to change the direction of TESSCO, not another year of broken promises and failed leadership •Emily Kellum (Kelly) Boss, J. Timothy Bryan, John W. Diercksen and Kathleen McLean (the “Independent Candidates”) are highly qualified and bring extensive industry and public company governance experience, which the incumbent directors severely lack Execute and return the WHITE consent card to Consent to Proposals 1, 2, 3 and 4 Remove the Incumbent Directors and Replace Them with the Independent Candidates 1

The Incumbent Board Is Spinning A False Narrative...

The current Board now states for the first time in November 2020 that Mr. Barnhill was a poor CEO. This is despite the fact that he founded the Company, took it public and led it to achieve a $300 million market cap

TESSCO Investor Presentation - November 9, 2020


Why Shareholders Should Support TESSCO's Board
"Mr. Barnhill's operating track record was disappointing and TESSCO significantly lagged in TSR during his tenure"
Ten Years Ago Shareholders Also Had Concerns About Mr. Barnhill's Seemingly Self-Serving Actions
"Dan Donoghue, Managing Partner of Discovery Group" (May 2010)
He's wearing too many hats.
He's thinking about his own money.
He's thinking about his job"

Tessco Press Release September 1, 2016

- ***"In 1982 Bob Barnhill founded TESSCO as Your Total Source for 2-way radio dealers, and has built the company to what it is today. We look forward to continued growth under Murray's leadership as President and CEO."*** - John D. Beletic
- Former CEO Murray Wright stated he looked forward to working with the ***"talented TESSCO leadership and team members to build on TESSCO's long-standing history of achievement and success."***

- In response to Discovery Group's bid to acquire the Company in September 2010 (when Mr. Barnhill was CEO), the Board unanimously recommended against the bid and in favor of the Company's plan - TESSCO Press Release, September 30, 2010

In the past, the incumbent directors regularly and emphatically applauded Mr. Barnhill's efforts as CEO to position TESSCO for future success. Now, with their Board seats in jeopardy, these same directors are suddenly abandoning their views previously held for over a decade and paying advisors nearly $1M to help them cover their tracks

2

Their Previous Statements The incumbent Board would have shareholders believe that TESSCO's share price performance or total shareholder return (“TSR”) was subpar when Mr. Barnhill was CEO, however, its own Annual Report from 2016 shows that TESSCO’s TSR outperformed the Russell 2000 Index by 27% and TESSCO’s own peers by 10% TESSCO Investor Presentation – November 9, 2020 TESSCO 2016 Annual Report at p. 26 “Mr. Barnhill’s operating track record was disappointing and TESSCO significantly lagged in TSR during his tenure” Jay G. Baitler and Morton F. Zifferer, Jr. were on the Board’s Audit Committee when the 2016 Annual Report was issued, and John D. Beletic was lead independent director. They each signed the Annual Report, which was independently audited by Ernst & Young. Were they misleading shareholders and E&Y about Mr. Barnhill’s performance in 2016 on a “clear day” when their Board seats were not in jeopardy? 3

Their Previous Statements (Cont’d) ago! Shareholders should ask the incumbent Board — which statements about Mr. Barnhill’s CEO tenure were false or contained material omissions? The ones made by the incumbent Board over the past ten years or the ones made for the first time in November 2020 when their Board seats were being threatened? 4

Using Misleading and Incomplete Analysis…

TESSCO Investor Presentation – November 9, 2020
Slide 24



tessco
TESSCO CARRIER REVENUE ($M)
Barnhill as CEO
Misleading Analysis
$200
$150
$100
$50
$0
$74
$111
$149
$115
$82
$157
$156
2012
2013
2014
2015
2016
2017
2018
2019
2020



Public Carrier Contribution to Total Revenue Increases While Segment Gross Margin and Total Gross Margin Percentages Decline
1
2
3
4
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
FY 05
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
1Q21
2Q21
Public Carrier Revenue
Public Carrier Gross Margin %
Total Gross Margin %

The incumbent Board has attempted to justify its mismanagement of the Company's recent direction by pointing out that: "*TESSCO's strategy under Mr. Barnhill's leadership focused heavily on growing the Carrier Business – Between 2005 and 2014, carrier revenue increased by 87%*"[1]

While this is factually correct, it emphasizes the incumbent Board's fundamental lack of understanding of TESSCO's business. As you can see from the call outs above:

1. In 2015, **Public Carrier gross profit margins were 23.8%** and were **accretive relative to all other TESSCO revenues**. For this reason, it made perfect sense to increase the company's participation in this segment
2. Over time, Public Carrier margins declined to 18.6%[2]. Accordingly, Mr. Barnhill recognized the need to grow other, more profitable sources of revenue
3. Thus **from 2015 to 2017, Public Carrier revenues declined sequentially as a percentage of all TESSCO revenues**. During this same timeframe, **although Public Carrier gross margins declined, total gross margins remained relatively flat** as Public Carrier was deemphasized
4. Starting in **2018 and through to today, Public Carrier revenues have increased as a percent of total revenues** and at the same time, **Public Carrier margins have continued to decline**. **Gross margin percentages have followed** from the substantial focus on Public Carrier revenues

[1] TESSCO Investor Presentation – November 9, 2020
[2] The FY14 Public Carrier gross profit margin of 18.6% is 82% higher than TESSCO's 1HFY21 Public Carrier margin of 10.2%

5

…To Cover Up Its Own Failures Incumbent Board Fantasy1 Shareholder Reality “In 2019, we believe Mr. Barnhill became disaffected with certain directors when they refused to replace the then-CEO with Mr. Barnhill’s hand-picked candidate, John Diercksen; Mr. Barnhill withheld his votes from those directors in 2019” Mr. Barnhill’s dissatisfaction with the Targeted Directors is due to their inability to guide Mr. Mukerjee to execute on the strategy as shown by the incumbent Board’s continued focus on tier one public carriers and bad faith entrenchment efforts2 “After TESSCO hired a different CEO, Mr. Barnhill was initially supportive and was complimentary of TESSCO’s strategy; then Mr. Barnhill tried to buy the Company at the depths of the pandemic-related selloff in March” Mr. Barnhill’s concerns are not with Mr. Mukerjee; rather, we believe a refreshed Board that possesses greater experience, qualifications and fresh perspectives is needed to support Mr. Mukerjee to maximize value for shareholders given TESSCO’s TSR has declined 48%3 since Mr. Barnhill’s retirement as CEO Mr. Barnhill has no interest in taking the Company private and has been publicly and privately vocal about Board and management problems for quite some time4 “When Mr. Barnhill’s opportunistic attempt to acquire TESSCO failed, he launched a consent solicitation to remove the majority of the independent directors” 1 TESSCO Investor Presentation – November 9, 2020 2 Barnhill Letter to Shareholders – October 19, 2020 Three of the Targeted Directors narrowly avoided triggering the Board’s mandatory resignation policy of 50.01% withhold votes cast at the 2020 annual meeting Mr. Barnhill launched a consent solicitation to reconstitute the Board following low shareholder support, decline in stock value and the incumbent directors’ bad faith efforts to entrench themselves after three of the Targeted Directors received high withhold votes at both the 2019 and 2020 annual meetings5 3 Total shareholder return (“TSR”) including dividends beginning on September 1, 2016 and ending on September 24, 2020, the day before the Barnhill Participants filed their preliminary consent statement 4 Barnhill Participants Consent Solicitation Statement – October 15, 20206 5 TESSCO’s Current Reports on Form 8-K on July 30, 2019 and July 29, 2020

As TESSCO's Largest Shareholder, Mr. Barnhill Has the Interests of All Shareholders In Mind

TESSCO Share Performance
Since Mr. Barnhill Stepped Down as CEO



Beletic, Baitler, Zifferer, Shaughnessy Board Tenure
Gaffney Board Tenure
Dividend Cut
-48% TSR
$/SHARE
30
25
20
15
10
5
0
Sep-16
Sep-17
Sep-18
Sep-19
Sep-20

Mr. Barnhill is the single largest shareholder of TESSCO with 18.5% of the shares, **his financial security is not determined by the Board fees he collects, but by TESSCO's financial performance**

The incumbent Board correctly points out that since Mr. Barnhill's departed as CEO, his net worth has declined, **along with every other shareholder!**

- In the four years since Mr. Barnhill stepped down as CEO, TESSCO's TSR has declined a staggering 48%[1]
- When Mr. Barnhill was CEO, TESSCO had cash on hand and no debt. It also paid a reliable dividend to shareholders
- Immediately following Mr. Barnhill's departure as CEO, the Company started accruing debt while chasing low margin revenue and now has borrowed more than $25M on its revolving credit line with no cash to show for it
- TESSCO's dividend, which had been reliably paid to shareholders since 2009, was cut 90% in January of this year, before any impact from COVID-19

While Mr. Barnhill, like all shareholders, has felt the full impact of the incumbent Board's inability to execute, the targeted directors have done quite well for themselves

- **John D. Beletic** (Chairman of the Board): received more than **$1.9 million** in cash and stock awards
- **Jay G. Baitler**: received more than **$1.3 million** in cash and stock awards
- **Dennis J. Shaughnessy**: received more than **$1.8 million** in cash and stock awards
- **Morton F. Zifferer, Jr.**: received more than **$1.8 million** in cash and stock awards
- **Paul J. Gaffney**: received more than **$190,000** in the two years he has been on the Board

[1] Total shareholder return ("TSR") including dividends beginning on September 1, 2016 and ending on September 24, 2020, the day before the Barnhill Participants filed their preliminary consent statement

7

The Incumbent Board Is Touting The Fact That It Took Them Four Years And Two CEOs to Copy The Same Plan Mr. Barnhill Articulated In 2016

TESSCO Investor Presentation - November 9, 2020

With Mr. Barnhill No Longer an Executive at the Company, TESSCO Is Being Transformed

- Exiting declining and low-margin retail business
- New three-pillar strategy focuses on growing high-margin business
- Modernizing antiquated IT systems that are critical backbone of the Company
- Resolving a variety of other legacy operating issues, including inefficient logistics, sub-optimal sales force organization, and sub-standard eCommerce website tessco 20

Mr. Barnhill retired as CEO in 2016, what has the Board been doing all this time?

Q1 2017 TESSCO Earnings Transcript (Mr. Barnhill, CEO)

"Our financial results do not yet reflect the progress we're making in evolving from a carrier and transaction-centric product supplier to a consultative provider for the end-to-end wireless solutions to deploy network and connectivity systems"

"Our second major initiative is enhancing our supply chain and procurement system to achieve complete error –free configured kitted delivery when and where required; and flawless procurement and inventory management, which is critical to assure on-time delivery while lowering inventories in excess and obsolete products"

"The fourth area of transformation is responding to the customers' behavior and expectations to make it easy, simple and productive for them to do business with TESSCO"

"The fifth major transformation is to build and deploy digital marketing, commerce, operations and intelligent platforms. Our goal is to make tessco.com, the definitive source for knowledge, content marketing, and the digital hub for doing business"

8

It Has Touted the Merits of a Plan Yet to Yield Results Management continues to pursue a high revenue / low margin strategy in the Public Carrier market “…[t]he Public Carrier market represents a larger percentage of overall sales this quarter as we continue to grow market share in this sector, but it does come at lower than historical margins… - Aric Spitulnik (TESSCO Chief Financial Officer) TESSCO 4QFY20 Earnings Transcript “[t]here’s not much we can do to improve the margins [in the carrier business]. The carrier business of these larger customers is what it is” - Aric Spitulnik (TESSCO Chief Financial Officer) TESSCO 1QFY21 Earnings Transcript Mr. Spitulnik re-emphasized TESSCO’s efforts to grow market share in the Public Carrier segment at the cost of lower margins in the Company’s Q1FY21 earnings transcript “…we are optimistic that we will grow our Carrier market business in fiscal 2021, that our business fundamentals will get stronger as the year progresses, and that we will be in a much better position to return to profitability as we enter fiscal 2022” - Sandip Mukerjee (TESSCO Chief Executive Officer) TESSCO 1QFY21 Earnings Transcript Despite this, the Company’s CEO Sandip Mukerjee stated in the same earnings call that TESSCO would continue to pursue its misguided strategy The Company has failed to execute on a profitable growth strategy — since Mr. Barnhill’s departure as CEO, the Company’s focus on first tier public carriers at the expense of growing other profitable segments has resulted in the decline of gross profits and liquidity, causing TESSCO to borrow against its revolving credit line. From FY16 to FY20, the Company’s cash from operations declined from $20.1 million to $0.1 million, gross profit declined by about $20 million and the Company went from borrowing $0 to $25.56 million against its revolving credit line9

Behind The Facade of A Hastily Refreshed Board TESSCO Investor Presentation – November 9, 2020 TESSCO Press Release Accompanying Investor Presentation November 9, 2020 “Beginning in the spring, the Board conducted a thorough search for new directors, adding three directors since July 2020, with two retirements and one pending retirement. The new directors, all of whom are diverse, bring additional industry and functional expertise to support our new CEO” Breathtakingly, the incumbent Board claims to have the “Right Directors” but three of the Targeted Directors have low shareholder support and Mr. Beletic, who received the least support at both the 2019 and 2020 annual meetings, was just made Chairman of the Board We note that two of these directors were added just hours before the Company’s Investor Presentation was published. In the middle of settlement negotiations, the hasty addition of these individuals should raise serious questions in the minds of shareholders •Shareholders should ask the incumbent Board why Mr. Zifferer, Jr. is not resigning until the end of the consent solicitation? •Is this how the directors with the highest withhold votes against them at the 2020 annual meeting will retain control over the defense of this campaign?1 1TESSCO’s Current Reports on Form 8-K on July 30, 2019 and July 29, 202010

as Evidenced by a Series of Entrenchment Maneuvers TESSCO Investor Presentation – November 9, 2020 The Incumbent Board’s Actions Speak Louder Than Its Words •August 7, 2020: Mr. Barnhill was removed as Chairman of the Board and replaced with Mr. Beletic, who received the highest withhold votes at both the 2019 and 2020 annual meetings (nearly 36% and 50%, respectively) •The incumbent Board unilaterally amended the Bylaws to increase the threshold of shares required to call a special meeting from 25% to 50%, just six days after Mr. Barnhill sent a letter to the Board requesting a meeting to discuss reconstituting the Board. This amendment was not put to a shareholder vote •Despite high withhold votes at the 2019 and 2020 annual meetings, the Board’s refreshment process has led to only one new director being added (excluding the two that were hastily added amidst a consent solicitation), and TESSCO has not publicly acknowledged the poor 2019 and 2020 annual meeting results •October 28, 2020: The incumbent Board entered into a purchase agreement after the consent solicitation began that contains a coercive "proxy penalty" in the event of a change in board control 11

The Clear and Unambiguous Retail Sale Agreement Contains a Coercive “Proxy Penalty” Provision that Could Unduly Penalize Shareholders Upon a Change of Board Control The agreement allows the buyer to terminate and collect a higher termination fee from a TESSCO Board reconstituted by Mr. Barnhill and the Independent Candidates than from the incumbent Board. TESSCO and its shareholders should be treated equally under the agreement irrespective of the outcome of this consent solicitation 1Inventory Purchase Agreement by and among the Company and Voice Comm, LLC, dated Oct. 28, 2020, Article 7, §§7.1-7.2(a). 2 Board Change defined as a change in the Board such that the members of the current Board, excluding Mr. Barnhill, no longer comprise a majority of the Board, Article 9, §9.12 of the agreement.12

Here is the Actual Proxy Penalty Language from the Agreement1 “‘Board Change’ means the occurrence of a change in the current Board of Directors of [TESSCO] such that the current members of the Board of Directors other than Robert B. Barnhill, Jr. no longer comprise a majority of the members of the Board.” (Section 9.12) “7.2 Effect of Termination. (a) In the event this Agreement is terminated (i) by the Parties pursuant to Section 7.1(a), (ii) by Buyer pursuant to Section 7.1(b), Section 7.1(c) or Section 7.1(f), or (iii) by Sellers pursuant to Section 7.1(b), then…Sellers shall pay…[$1 million] to buyer, in cash…to the bank account(s) designated by Buyer…In the event this Agreement is terminated by Buyer pursuant to Section 7.1(f), then…Sellers shall pay…Buyer, in cash…to the bank account(s) designated by Buyer, (x) all reasonable costs and expenses (including legal fees and expenses) incurred by Buyer and its Affiliates prior to the termination of this Agreement in connection with the negotiation, execution and performance of this Agreement or otherwise in connection with the transactions contemplated hereby, plus (y) $500,000; provided that the amount payable to Buyer pursuant to this sentence shall not exceed $1,000,000 (such payment under clause (x) and (y), the “Termination Payment”)…” “7.1 Termination Events. Without prejudice to other remedies which may be available to the Parties by Law or this Agreement, this Agreement may be terminated and the transactions contemplated hereby may be abandoned: …(e) by Sellers…if: (i) Sellers have irrevocably given notice to Buyer in writing…that (A) all conditions in Sections 5.4(a) and 5.4(c) have been and continue to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing and that are capable of being so satisfied) and (B) Sellers are willing and able to consummate the Closing; and (ii) Buyer fails to consummate the Closing within seven (7) Business Days of receipt by Buyer of the notice referred to in the foregoing clause (i); provided, however, if Sellers seek to terminate this Agreement pursuant to this Section 7.1(e) after a Board Change, then the time period referred to in the foregoing clause (ii) shall be fourteen (14) Business Days; and (f) by Buyer by written notice to Sellers…, if there has been a Board Change and, following such Board Change, any Seller (i) no longer continues to work in good faith to consummate the transactions contemplated by this Agreement, (ii) takes material action, or fails to take material action, which frustrates or impedes the Parties’ ability to consummate the transactions contemplated by this Agreement, or (iii) requires material amendments to this Agreement prior to consummating the transactions contemplated by this Agreement; provided, however, that if any of the foregoing actions or failure to take action by any Seller is cured…, then Buyer may not terminate this Agreement under this Section 7.1(f) as a result of such action or inaction by any Seller prior to the expiration of such cure period.” 1Inventory Purchase Agreement by and among the Company and Voice Comm, LLC, dated Oct. 28, 2020, Article 7, §§7.1-7.2(a) and Article 9, §9.12. 13

TESSCO Disingenuously Refers to a Proxy Penalty as “Merely” a “Liquidated Damages Clause”1 •It is true that this provision provides for liquidated damages in the event TESSCO breaches the agreement •However, if TESSCO breaches the agreement under the current Board, the liquidated damages amount payable to the buyer is potentially $1 million less than TESSCO would have to pay under a Board reconstituted by Mr. Barnhill and the Independent Candidates2 •An additional penalty paid under any TESSCO agreement under a new Board as opposed to the incumbent Board unfairly coerces shareholders that are being asked in a consent solicitation to choose which Board to support •Shareholders should not accept that the incumbent Board would put up to an additional $1 million of shareholder capital at risk (on top of nearly $1 million in advisor fees for the consent solicitation) to protect against a change of Board control. This is particularly the case when TESSCO has less than $20,000 on its balance sheet as of the end of its most recent fiscal quarter3 Shareholders should ask the incumbent Board: • Who insisted on this provision — TESSCO or the buyer? • On what date did this provision first appear in definitive agreement drafts? • Was this provision in term sheets exchanged by the parties (if any)? • Is there a record of the incumbent Board pushing back? 1Inventory Purchase Agreement by and among the Company and Voice Comm, LLC, dated Oct. 28, 2020, Article 7, §7.2(a). 3 Company’s Quarterly Report on Form 10-Q.

The Independent Candidates ARE additive to the Board and ARE independent From Mr. Barnhill



John W. Diercksen

- ✓ **Strengths:** Corporate Finance, Strategy, and Corporate Governance
- ✓ Former Consultant to TESSCO
- ✓ Current roles include Senior Advisor at LionTree Investment Advisors, Current director of Cyxtera Technologies, Inc., Intelsat and Banco Popular, Inc.
- ✓ Former CEO of Beachfront Wireless, Executive Vice President at Verizon Communications



Emily Kellum (Kelly) Boss

- ✓ **Strengths:** Legal Expertise with Public Companies, Corporate Governance, and Executive Compensation
- ✓ Former Vice President, General Counsel for Energizer Holdings
- ✓ Provided legal guidance to several companies including Diageo plc, and Georgia-Pacific, LLC



J. Timothy Bryan

- ✓ **Strengths:** Executive Leadership, Corporate Finance, and Operations
- ✓ Current CEO of NRTC
- ✓ Former CEO of ICO Global Communications, CFO of United GlobalComm, and Vice President of Finance of Jones Intercable
- ✓ Former Director of Nextel, Clearwire Communications, FirstNet and The Arris Group



Kathleen McLean

- ✓ **Strengths:** Operational Strategy, Organizational Design, Digital Transformation, Technology Investments, M&A, and Due Diligence
- ✓ Former Chief Information Officer and Chief Customer Officer for ADT Inc., Former Chief Revenue Officer and Chief information Officer at FairPoint Communications, Inc., and several senior positions at Verizon

As previously disclosed, Mr. Diercksen served as a consultant for TESSCO a few years ago. He is completely independent of Mr. Barnhill

Instead of acting in good faith to propose a settlement addressing the concerns raised in the consent solicitation, the incumbent Board clearly appears to be slow playing and dealing with Mr. Barnhill's demands in piecemeal (while hastily packing the Board) to avoid reaching an amicable resolution

15

Disclaimer Important Additional Information Robert B. Barnhill, Jr., Kathleen McLean, Emily Kellum (Kelly) Boss, J. Timothy Bryan, John Diercksen, UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust, RBB-TRB LLC, a Maryland limited liability company (“RBB-TRB”), RBB-CRB LLC, a Maryland limited liability company (“RBB-CRB”), Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust, Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust, Winston Foundation, Incorporated, a Maryland corporation, and Donald Manley (the “Participants” or “We”) are participants in the solicitation of consents from the TESSCO Technologies Incorporated (NASDAQ: TESS) ("TESSCO" or the "Company") shareholders to remove John D. Beletic, Jay G. Baitler, Paul J. Gaffney, Dennis J. Shaughnessy and Morton F. Zifferer, Jr. and elect Ms. McLean, Ms. Boss, Mr. Bryan and Mr. Diercksen to fill four of the resulting vacancies (as well as to amend the Company's Sixth Amended and Restated By-Laws (the "Bylaws") proposed in connection therewith). We have filed a definitive consent solicitation statement and a WHITE consent card with the Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from the Company's shareholders. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE CONSENT SOLICITATION STATEMENT, ACCOMPANYING WHITE CONSENT CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION. UPDATED INFORMATION REGARDING THE IDENTITY OF POTENTIAL PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS SET FORTH IN THE DEFINITIVE CONSENT SOLICITATION STATEMENT AND OTHER MATERIALS FILED WITH THE SEC. Shareholders can obtain the definitive consent solicitation statement and any amendments or supplements to the definitive consent solicitation statement filed by the Participants with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available, without charge, on request from the Participants’ proxy solicitor, Harkins Kovler, LLC at +1 (800) 257-3995 or via email at SaveTESSCO@HarkinsKovler.com. Certain Information Regarding the Participants Mr. Barnhill is the founder, former Chairman of the Board and the largest shareholder of the Company. Mr. Barnhill beneficially owns 1,620,387 shares of common stock (approximately 18.5% of the outstanding shares) of the Company ("Common Stock"), which includes 11,503.5 shares that Mr. Barnhill owns directly and the shares owned by the following Participants: UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust owns 1,265,882 shares of Common Stock, RBB-TRB, LLC owns 109,125 shares of Common Stock, RBB-CRB, LLC owns 109,125 shares of Common Stock, Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust, owns 30,750 shares of Common Stock, Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust owns 67,500 shares of Common Stock, and the Winston Foundation, Incorporated owns 26,500 shares of Common Stock. Mr. Barnhill is the sole manager of RBB-TRB and RBB-CRB, a trustee of the UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust and the Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust and a director of the Winston Foundation, Incorporated. Mr. Barnhill’s spouse is a trustee of the Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust. The percentage of Mr. Barnhill’s stock ownership is based on the 8,760,562 shares of Common Stock outstanding as of October 13, 2020, as reported in the TESSCO's Consent Revocation Statement on Schedule 14A, filed with the SEC on October 15, 2020. Christopher Barnhill may be considered a Participant in the solicitation but is no longer providing any assistance with respect to the solicitation and does not currently beneficially, directly or indirectly own any securities of the Company. None of the Participants (other than Mr. Barnhill) currently beneficially, directly or indirectly own any securities of the Company. 16